Exhibit 99.1

COMMON SHARE PURCHASE AGREEMENT

 COMMON SHARE PURCHASE AGREEMENT (the “Agreement”), dated as of December 20, 2019 by and between TITAN MEDICAL INC., a corporation organized under the laws of Ontario (the “Company”), and ASPIRE CAPITAL FUND, LLC, an Illinois limited liability company (the “Buyer”).  Capitalized terms used herein and not otherwise defined herein are defined in Section 10 hereof.

 WHEREAS:

 Subject to the terms and conditions set forth in this Agreement, the Company wishes to sell to the Buyer, and the Buyer wishes to buy from the Company, up to Thirty-Five Million Dollars ($35,000,000) of common shares of the Company without par value (the “Common Shares”).  The Common Shares to be purchased hereunder are referred to herein as the “Purchase Shares.”

 NOW THEREFORE, the Company and the Buyer hereby agree as follows:

1.	PURCHASE OF COMMON SHARES.

 Subject to the terms and conditions set forth in this Agreement, the Company has the right to sell to the Buyer, and the Buyer has the obligation to purchase from the Company, Purchase Shares as follows:

 (a) Commencement of Purchases of Common Shares.  The purchase and sale of Purchase Shares hereunder shall occur from time to time upon written notices by the Company to the Buyer on the terms and conditions as set forth herein following the satisfaction of the conditions (the “Commencement”) as set forth in Sections 6 and 7 below (the date of satisfaction of such conditions, the “Commencement Date”).

(b) The Company’s Right to Require Regular Purchases.  Subject to the terms and conditions of this Agreement, after close of regular market trading on the Exchanges on any given Business Day after the Commencement Date, the Company shall have the right but not the obligation to direct the Buyer by its delivery to the Buyer of a Purchase Notice from time to time, and the Buyer thereupon shall have the obligation, to buy the number of Purchase Shares specified in such notice, up to 100,000 Purchase Shares, on such Business Day (as long as such notice is delivered on or before 5:00 p.m. Eastern time on such Business Day) (each such purchase, a “Regular Purchase”) at the Purchase Price on the Purchase Date; however, in no event shall the Purchase Amount of a Regular Purchase exceed Five Hundred Thousand Dollars ($500,000) per Business Day, unless the Buyer and the Company mutually agree.  The Company and the Buyer may mutually agree to increase the number of Purchase Shares that may be sold per Regular Purchase to as much as an additional 2,000,000 Purchase Shares per Business Day.  The Company may deliver additional Purchase Notices to the Buyer from time to time so long as the most recent purchase has been completed. The share amounts in this Section 1(b) shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction.

 (c) VWAP Purchases.  Subject to the terms and conditions of this Agreement, in addition to purchases of Purchase Shares as described in Section 1(b) above, with prior written notice (as long as such notice is delivered on or before 5:00 p.m. Eastern time on the Business Day immediately preceding the VWAP Purchase Date), the Company shall also have the right but not the obligation to direct the Buyer by the Company’s delivery to the Buyer of a VWAP Purchase Notice from time to time, and the Buyer thereupon shall have the obligation, to buy the VWAP Purchase Share Percentage of the trading volume of the Common Shares on the VWAP Purchase Date up to the VWAP Purchase Share Volume Maximum on the VWAP Purchase Date (each such purchase, a “VWAP Purchase”) at the VWAP Purchase Price.  The Company may deliver a VWAP Purchase Notice to the Buyer on or before 5:00 p.m. Eastern time on a date on which the Company also submitted a Purchase Notice for a Regular Purchase of 100,000 Purchase Shares to the Buyer.  The share amount in the prior sentence shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split, or other similar transaction.  A VWAP Purchase shall automatically be deemed completed at such time on the VWAP Purchase Date that the Sale Price falls below the VWAP Minimum Price Threshold; in such circumstance, the VWAP Purchase Amount shall be calculated using  (i) the VWAP Purchase Share Percentage of the aggregate shares traded on the U.S. Market for such portion of the VWAP Purchase Date prior to the time that the Sale Price fell below the VWAP Minimum Price Threshold and (ii) a VWAP Purchase Price calculated using the volume weighted average price of Common Shares sold during such portion of the VWAP Purchase Date prior to the time that the Sale Price fell below the VWAP Minimum Price Threshold.  Upon completion of each VWAP Purchase Date, the Buyer shall submit to the Company a confirmation of the VWAP Purchase in form and substance reasonably acceptable to the Company.  As soon as reasonably practicable after receiving payment from the Buyer for the Purchase Shares purchased under the VWAP Purchase, the Company shall deliver to the Company’s Transfer Agent a direction to immediately issue to the Buyer the number of Purchase Shares that the Buyer has the obligation to buy pursuant to the VWAP Purchase Notice.  The Company may deliver additional VWAP Purchase Notices to the Buyer from time to time so long as the most recent purchase has been completed.

(d) Payment for Purchase Shares.  For each Regular Purchase, the Buyer shall pay to the Company an amount equal to the Purchase Amount as full payment for such Purchase Shares via wire transfer of immediately available funds on the same Business Day as the Regular Purchase and, as soon as reasonably practicable after receiving payment from the Buyer for the Purchase Shares purchased under such Regular Purchase, the Company shall deliver to the Company’s Transfer Agent a direction to immediately issue to the Buyer the number of Purchase Shares that the Buyer has the obligation to buy pursuant to the Purchase Notice.  For each VWAP Purchase, the Buyer shall pay to the Company an amount equal to the VWAP Purchase Amount as full payment for such Purchase Shares via wire transfer of immediately available funds on the second Business Day following the VWAP Purchase Date.  All payments made under this Agreement shall be made in lawful money of the United States of America via wire transfer of immediately available funds to such account as the Company may from time to time designate by written notice in accordance with the provisions of this Agreement.  Whenever any amount expressed to be due by the terms of this Agreement is due on any day that is not a Business Day, the same shall instead be due on the next succeeding day that is a Business Day.

(e) Purchase Price Floor.  The Company and the Buyer shall not effect any sales under this Agreement on any Purchase Date where the Closing Sale Price is less than the Floor Price.  “Floor Price” means $0.25 per Common Share, which shall be not be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction.

(f) Records of Purchases.  The Buyer and the Company shall each maintain records showing the remaining Available Amount at any given time and the dates and Purchase Amounts for each purchase, or shall use such other method reasonably satisfactory to the Buyer and the Company to reconcile the remaining Available Amount.

(g) Taxes.  The Company shall pay any and all transfer, stamp or similar taxes that may be payable with respect to the issuance and delivery of any Common Shares to the Buyer made under this Agreement.

(h) Compliance with Exchanges Rules.  Notwithstanding anything in this Agreement to the contrary, and in addition to the limitations set forth in Sections 1(e) and 1(j), the total number of Common Shares that may be issued under this Agreement, including the Commitment Shares (as defined in Section 4(e) hereof), shall be limited to 9,729,777 Common Shares (the “Exchange Cap”), which equals 24.99% of the Company’s outstanding Common Shares as of the date hereof, unless disinterested shareholder approval is obtained to issue more than such 24.99%. Notwithstanding the foregoing, the Company shall not be required or permitted to issue, and the Buyer shall not be required to purchase, any Common Shares under this Agreement if such issuance would violate the rules or regulations of the Exchanges. The Company may, in its sole discretion, determine whether to obtain disinterested shareholder approval to issue more than 24.99% of its outstanding Common Shares hereunder.

(i) Beneficial Ownership Limitation. The Company shall not issue, and the Buyer shall not purchase any Common Shares under this Agreement, if such shares proposed to be issued and sold, when aggregated with all other Common Shares then owned beneficially (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and Rule 13d-3 promulgated thereunder) by the Buyer and its affiliates would result in the beneficial ownership by the Buyer and its affiliates of more than 9.99% of the then issued and outstanding Common Shares, or if such shares proposed to be issued and sold would result in a change of control under the rules of the TSX.

(j) Material Non-Public Information Restriction. Notwithstanding anything in this Agreement to the contrary, during any period in which the Company is in possession of material non-public information, the Company and the Buyer agree that (i) no purchase of Purchase Shares will take place, (ii) the Company shall not request the purchase of any Purchase Shares, and (iii) the Buyer shall not be obligated to purchase any Purchase Shares.

(k) TSX Personal Information Form. The Company shall not issue and the Buyer shall not purchase any Common Shares under this Agreement if such shares proposed to be issued and sold, when aggregated with all other Common Shares then owned beneficially by the Buyer and its affiliates would result in the beneficial ownership by the Buyer and its affiliates of more than 9.99% of the then issued and outstanding Common Shares unless and until a personal information form is filed and precleared by the TSX in accordance with its rules. Accordingly, this Agreement may not result in the Buyer or any of its affiliates becoming an insider of the Company (as such term is defined under the rules of the TSX) unless and until a personal information form is filed and precleared by the TSX in accordance with its rules.

(l) TSX Restriction. Notwithstanding anything in this Agreement to the contrary, the Company shall, under no circumstance, deliver a notice of a Regular Purchase under Section 1(b) or  of a VWAP Purchase under Section 1(c) on a day on which (i) the Purchase Price in the case of a Regular Purchase or (ii) the VWAP Minimum Price Threshold in the case of a VWAP Purchase is lower the TSX VWAP for the five trading days immediately preceding such day less the maximum applicable discount allowed by the TSX reduced by 1.2% (for greater certainty, if the maximum applicable discount allowed by the TSX is 15%, the maximum discount allowed hereunder shall be 13.8%).

2.   BUYER’S REPRESENTATIONS AND WARRANTIES.

The Buyer represents and warrants to the Company that as of the date hereof and as of the Commencement Date:

(a) Investment Purpose.  The Buyer is entering into this Agreement and acquiring the Commitment Shares and the Purchase Shares (the Purchase Shares and the Commitment Shares are collectively referred to herein as the “Securities”), for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof; provided however, by making the representations herein, the Buyer does not agree to hold any of the Securities for any minimum or other specific term.  Notwithstanding anything to the contrary in this Agreement, the Company and the Buyer each acknowledge and agree that any resale or solicitation for resale of Purchase Shares by the Buyer pursuant to this Agreement shall be made solely in the United States and no resale of Purchase Shares will be carried out by the Buyer in Canada, on the TSX, on any other Canadian stock exchange or quotation system or directly to any Person whom, to the Buyer’s knowledge, is a Person resident in Canada.

(b) Accredited Investor Status.  The Buyer is an “accredited investor” as that term is defined in Rule 501(a)(3) of Regulation D under the 1933 Act.

(c) [Intentionally Omitted.]

(d) Information.  The Buyer has been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities that have been reasonably requested by the Buyer, including, without limitation, the SEC Documents (as defined in Section 3(f) hereof).  The Buyer understands that its investment in the Securities involves a high degree of risk.  The Buyer (i) is able to bear the economic risk of an investment in the Securities including a total loss, (ii) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the proposed investment in the Securities and (iii) has had an opportunity to ask questions of and receive answers from the officers of the Company concerning the financial condition and business of the Company, the terms and conditions of the offering of the Securities and other matters related to an investment in the Securities.  Neither such inquiries nor any other due diligence investigations conducted by the Buyer or its representatives shall modify, amend or affect the Buyer’s right to rely on the Company’s representations and warranties contained in Section 3 below.  The Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.  The Buyer acknowledges that there may be material United States and Canadian tax consequences to it of the acquisition, holding and disposition of the Securities, it is the Buyer’s sole responsibility to determine such tax consequences for the Buyer, and the Company has not made any representation or warranty to the Buyer with respect to such tax consequences.

(e) No Governmental Review.  The Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(f) [Intentionally Omitted.]

(g) Organization. The Buyer is a limited liability company duly organized and validly existing in good standing under the laws of the jurisdiction in which it is organized, and has the requisite organizational power and authority to own its properties and to carry on its business as now being conducted.

(h) Validity; Enforcement.  This Agreement has been duly and validly authorized, executed and delivered on behalf of the Buyer and is a valid and binding agreement of the Buyer enforceable against the Buyer in accordance with its terms, subject as to enforceability to (i) general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and (ii) public policy underlying any law, rule or regulation (including any federal or state securities law, rule or regulation) with regards to indemnification, contribution or exculpation. The execution and delivery of the Transaction Documents (as defined in Section 3(b) hereof) by the Buyer and the consummation by it of the transactions contemplated hereby and thereby do not conflict with the Buyer’s certificate of organization or operating agreement or similar documents, and do not require further consent or authorization by the Buyer, its managers or its members.

(i) Residency.  The Buyer is a resident of the State of Illinois.

(j) No Prior Short Selling.  The Buyer represents and warrants to the Company that at no time prior to the date of this Agreement has any of the Buyer, its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any (i) “short sale” (as such term is defined in Section 242.200 of Regulation SHO of the 1934 Act) of the Common Shares or (ii) hedging transaction, which establishes a net short position with respect to the Common Shares.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to the Buyer that as of the date hereof and as of the Commencement Date:

(a) Organization and Qualification.  The Company and its “Subsidiaries” (which for purposes of this Agreement means any entity in which the Company, directly or indirectly, owns more than 50% of the voting stock or capital stock or other similar equity interests) are corporations or limited liability companies duly organized and validly existing in good standing under the laws of the jurisdiction in which they are incorporated or organized, and have the requisite corporate or organizational power and authority to own their properties and to carry on their business as now being conducted.  Each of the Company and its Subsidiaries is duly qualified as a foreign corporation or limited liability company to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect.  As used in this Agreement, “Material Adverse Effect” means any material adverse effect on any of: (i) the business, properties, assets, operations, results of operations or financial condition of the Company and its Subsidiaries, if any, taken as a whole, or (ii) the authority or ability of the Company to perform its obligations under the Transaction Documents.  The Company has no material Subsidiaries except as set forth on Schedule 3(a).

(b) Authorization; Enforcement; Validity.  (i) The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Registration Rights Agreement and each of the other agreements entered into by the parties on the Commencement Date and attached hereto as exhibits to this Agreement (collectively, the “Transaction Documents”), and to issue the Securities in accordance with the terms hereof and thereof, (ii) the execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including without limitation, the issuance of the Commitment Shares and the reservation for issuance and the issuance of the Purchase Shares issuable under this Agreement, have been duly authorized by the Company’s Board of Directors or duly authorized committee thereof, do not conflict with the Company’s Certificate of Incorporation or Bylaws (as defined below), and do not require further consent or authorization by the Company, its Board of Directors, except as set forth in this Agreement, or its shareholders, (iii) this Agreement has been, and each other Transaction Document shall be on the Commencement Date, duly executed and delivered by the Company and (iv) this Agreement constitutes, and each other Transaction Document upon its execution on behalf of the Company, shall constitute, the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by (y) general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies and (z) public policy underlying any law, rule or regulation (including any federal or state securities law, rule or regulation) with regards to indemnification, contribution or exculpation.  The Board of Directors of the Company or duly authorized committee thereof has approved the resolutions (the “Signing Resolutions”) substantially in the form as set forth as Exhibit B attached hereto to authorize this Agreement and the transactions contemplated hereby.  The Signing Resolutions are valid, in full force and effect and have not been modified or supplemented in any material respect.  The Company has delivered to the Buyer a true and correct copy of the Signing Resolutions as approved by the Board of Directors of the Company.

(c) Capitalization.  As of the date hereof, the authorized capital of the Company consists of an unlimited number of Common Shares without par value, of which as of the date hereof, 38,934,681 shares are issued and outstanding, zero shares are held as treasury shares, 5,840,202 shares are reserved for future issuance pursuant to the Company’s equity incentive plans, of which approximately 4,125,123 shares remain available for future option grants or stock awards.  All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and non-assessable.  Except as disclosed in Schedule 3(c), (i) no shares of the Company’s authorized capital are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company, (ii) there are no outstanding debt securities of the Company or any of its Subsidiaries, (iii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any common shares of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of the Company or any of its Subsidiaries, (iv) there are no material agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act (except the Registration Rights Agreement), (v) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries, (vi) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities as described in this Agreement and (vii) the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement.  The Company has furnished or made available to the Buyer true and correct copies of the Company’s Certificate of Incorporation, as amended and as in effect on the date hereof (the “Certificate of Incorporation”), and the Company’s Bylaws, as amended and as in effect on the date hereof (the “Bylaws”).

(d) Issuance of Securities.  The Commitment Shares have been duly authorized and, upon issuance in accordance with the terms hereof, the Commitment Shares shall be (i) validly issued, fully paid and non-assessable and (ii) free from all taxes, liens and charges with respect to the issuance thereof.  Upon issuance and payment therefore in accordance with the terms and conditions of this Agreement, the Purchase Shares shall be validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares.

(e) No Conflicts.  Except as disclosed in Schedule 3(e), the execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the reservation for issuance and issuance of the Purchase Shares) will not (i) result in a violation of the Certificate of Incorporation of the Company or the Bylaws or (ii) constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or result, to the Company’s knowledge, in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Exchanges applicable to the Company or any of its Subsidiaries) or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of defaults, terminations, amendments, accelerations, cancellations and violations under clause (ii), which would not reasonably be expected to result in a Material Adverse Effect.  Except as disclosed in Schedule 3(e), neither the Company nor its Subsidiaries is in violation of any term of or in default under its Certificate of Incorporation of the Company or Bylaws or their organizational charter or bylaws, respectively.  Except as disclosed in Schedule 3(e), neither the Company nor any of its Subsidiaries is in violation of any term of or is in default under any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, except for possible violations, defaults, terminations or amendments that would not reasonably be expected to have a Material Adverse Effect.  The business of the Company and its Subsidiaries is not being conducted, and shall not be conducted, in violation of any law, ordinance, or regulation of any governmental entity, except for possible violations, the sanctions for which either individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect.  Except as specifically contemplated by this Agreement, reporting obligations under the 1934 Act, or as required under the 1933 Act or applicable state securities laws or the filing of a Listing of Additional Shares Notification Form with the U.S. Exchange, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents in accordance with the terms hereof or thereof.  Except as disclosed in Schedule 3(e) and for reporting obligations under the 1934 Act, all consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence shall be obtained or effected on or prior to the Commencement Date.  Except as disclosed in Schedule 3(e), the Company is not subject to any notices or actions from or to the Exchanges other than routine matters incident to listing on the Exchanges and not involving a violation of the rules of the Exchanges.  Except as disclosed in Schedule 3(e), to the Company’s knowledge, the U.S. Exchange has not commenced any delisting proceedings against the Company.

(f) SEC Documents; Financial Statements. Except as disclosed in Schedule 3(f), since September 30, 2018, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”).  As of their respective dates (except as they have been correctly amended), the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC (except as they may have been properly amended), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of their respective dates (except as they have been properly amended), the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.  Such financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).  Except as disclosed in Schedule 3(f) or routine correspondence, such as comment letters and notices of effectiveness in connection with previously filed registration statements or periodic reports publicly available on EDGAR, to the Company’s knowledge, the Company or any of its Subsidiaries are not on the date hereof the subject of any inquiry, investigation or action by the SEC.

(g) Absence of Certain Changes.  Except as disclosed in Schedule 3(g), since September 30, 2019, there has been no material adverse change in the business, properties, operations, financial condition or results of operations of the Company or its Subsidiaries taken as a whole.  For purposes of this Agreement, neither a decrease in cash or cash equivalents or in the market price of the Common Shares nor losses incurred in the ordinary course of the Company’s business shall be deemed or considered a material adverse change.  The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any Bankruptcy Law nor does the Company or any of its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy or insolvency proceedings.  The Company is financially solvent and is generally able to pay its debts as they become due.

(h) Absence of Litigation. Except as disclosed in Schedule 3(h), to the Company’s knowledge, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company or any of its Subsidiaries, threatened against the Company, the Common Shares or any of the Company’s Subsidiaries or any of the Company’s or the Company’s Subsidiaries’ officers or directors in their capacities as such, which could reasonably be expected to have a Material Adverse Effect (each, an “Action”).  A description of each such Action, if any, is set forth in Schedule 3(h).

(i) Acknowledgment Regarding Buyer’s Status.  The Company acknowledges and agrees that the Buyer is acting solely in the capacity of arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby.  The Company further acknowledges that the Buyer is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby and any advice given by the Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Buyer’s purchase of the Securities.  The Company further represents to the Buyer that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives and advisors.

 (j) Intellectual Property Rights.  To the Company’s knowledge, the Company and its Subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights (collectively, “Intellectual Property”) necessary to conduct their respective businesses as now conducted, except as set forth in Schedule 3(j) or to the extent that the failure to own, possess, license or otherwise hold adequate rights to use Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect.  Except as disclosed in Schedule 3(j), to the Company’s knowledge, none of the Company’s active and registered Intellectual Property have expired or terminated, or, by the terms and conditions thereof, will expire or terminate within two years from the date of this Agreement, except as would not reasonably be expected to have a Material Adverse Effect.  The Company and its Subsidiaries do not have any knowledge of any infringement by the Company or its Subsidiaries of any Intellectual Property of others and, except as set forth on Schedule 3(j), there is no claim, action or proceeding being made or brought against, or to the Company’s knowledge, being threatened against, the Company or its Subsidiaries regarding Intellectual Property, which could reasonably be expected to have a Material Adverse Effect.

(k) Environmental Laws.  To the Company’s knowledge, the Company and its Subsidiaries (i) are in material compliance with any and all applicable foreign, federal, state, provincial and local laws and regulations relating to the protection of human health and safety or the environment and with respect to hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all material permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in material compliance with all terms and conditions of any such permit, license or approval, except where, in each of the three foregoing clauses, the failure to so comply or receive such approvals would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(l) Title.  The Company and its Subsidiaries have good and marketable title to all personal property owned by them that is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as are described in Schedule 3(l) or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Any real property and facilities held under lease by the Company and any of its Subsidiaries, to the Company’s knowledge, are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

(m) Insurance.  The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be reasonable and customary in the businesses in which the Company and its Subsidiaries are engaged.  To the Company’s knowledge, since January 1, 2017, neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Subsidiary, to the Company’s knowledge, will be unable to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not reasonably be expected to have a Material Adverse Effect.

(n) Regulatory Permits.  The Company and its Subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state, provincial, local or foreign regulatory authorities necessary to conduct their respective businesses as currently conducted, except when the failure to so possess such certificates, authorizations or permits could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any written notice of proceedings relating to the revocation or modification of any such material certificate, authorization or permit.

(o) Tax Status.  The Company and each of its Subsidiaries has made or filed all federal, provincial and state income and all other material tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and each of its Subsidiaries has set aside on its books reserves reasonably adequate for the payment of all unpaid and unreported taxes or filed valid extensions) and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books reserves reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply.  To the Company’s knowledge, there are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction.

(p) Transactions With Affiliates.  Except as set forth on Schedule 3(p) and other than the grant or exercise of stock options or any other equity securities offered pursuant to duly adopted stock or incentive compensation plans  as disclosed on Schedule 3(c), none of the officers, directors or employees of the Company is on the date hereof a party to any transaction with the Company or any of its Subsidiaries (other than for services as employees, officers and directors and reimbursement for expenses incurred on behalf of the Company), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a material interest or is an officer, director, trustee or general partner.

(q) Application of Takeover Protections.  The Company and its board of directors have taken or will take prior to the Commencement Date all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Certificate of Incorporation or the laws of the jurisdiction of its incorporation which is or could become applicable to the Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and the Buyer’s ownership of the Securities.

(r) Registration Statement.  The Shelf Registration Statement (as defined in Section 4(a) hereof) has been declared effective by the SEC, and no stop order has been issued or is pending or, to the knowledge of the Company, threatened by the SEC with respect thereto.  As of the date hereof, the Company has a dollar amount of securities registered and unsold under the Shelf Registration Statement, which is not less than the sum of (i) the Available Amount and (ii) the market value of the Commitment Shares on the date hereof.

4. COVENANTS.

(a) Filing of Form 6-K and Prospectus Supplement.  The Company agrees that it shall, within the time required under the 1934 Act, file a Form 6-K disclosing this Agreement and the transaction contemplated hereby.  The Company shall file within two (2) Business Days from the Commencement Date a prospectus supplement to the Company’s existing shelf registration statement on Form F-3 (File No. 333-232898, the “Shelf Registration Statement”) covering the sale of the Commitment Shares and Purchase Shares (the “Prospectus Supplement”) in accordance with the terms of the Registration Rights Agreement between the Company and the Buyer, dated as of the date hereof (the “Registration Rights Agreement”).  The Company shall use commercially reasonable efforts to keep the Shelf Registration Statement and any New Registration Statement that becomes effective under the 1933 Act (as defined in the Registration Rights Agreement) effective under the 1933 Act and available for sales of all Securities to the Buyer until such time as (i) it no longer qualifies under the rules applicable to SEC Form F-10, Form S-3 or Form F-3, as applicable, to make sales to the Buyer under the Shelf Registration Statement or any New Registration Statement on any such form that has become effective under the 1933 Act), (ii) the date on which all the Securities have been sold under this Agreement and no Available Amount remains thereunder, or (iii) the Agreement has been terminated.  The Shelf Registration Statement, as of its effective date, did not include an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.  The Company represents and warrants to the Buyer that as of the date of the Prospectus Supplement, the base prospectus included in the Shelf Registration Statement, as supplemented by the Prospectus Supplement shall not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) Blue Sky. The Company shall take such action, if any, as is reasonably necessary in order to obtain an exemption for or to qualify (i) the initial sale of the Securities to the Buyer under this Agreement and (ii) any subsequent sale of the Securities by the Buyer, in each case, under applicable securities or “Blue Sky” laws of the states of the United States in such states as is reasonably requested by the Buyer from time to time, and shall provide evidence of any such action so taken to the Buyer at its written request; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(c) Listing.  The Company shall promptly secure the listing of all of the Securities (subject to official notice of issuance) on the U.S. Exchange and shall maintain such listing, so long as any other Common Shares shall be so listed.  The Company shall use commercially reasonable efforts to maintain the Common Shares’ listing on the U.S. Exchange.  Neither the Company nor any of its Subsidiaries shall take any action that would be reasonably expected to result in the delisting or suspension of the Common Shares on the U.S. Exchange.  The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section.

(d) Limitation on Short Sales and Hedging Transactions.  The Buyer agrees that beginning on the date of this Agreement and ending on the date of termination of this Agreement as provided in Section 11(k), the Buyer and its agents, representatives and affiliates shall not in any manner whatsoever enter into or effect, directly or indirectly, any (i) “short sale” (as such term is defined in Section 242.200 of Regulation SHO of the 1934 Act) of the Common Shares or (ii) hedging transaction, which establishes a net short position with respect to the Common Shares.

(e) Issuance of Commitment Shares.  In connection with the Commencement, the Company shall issue to the Buyer as consideration for the Buyer entering into this Agreement 973,000 Common Shares (the “Commitment Shares”).  The Commitment Shares shall be issued without any restrictive legend whatsoever or prior sale requirement.

(f) Due Diligence.  The Buyer shall have the right, from time to time as the Buyer may reasonably deem appropriate, to perform reasonable due diligence on the Company during normal business hours and subject to reasonable prior notice to the Company.  The Company and its officers and employees shall provide information and reasonably cooperate with the Buyer in connection with any reasonable request by the Buyer related to the Buyer’s due diligence of the Company, including, but not limited to, any such request made by the Buyer in connection with (i) the filing of the prospectus supplement described in Section 4(a) hereof and (ii) the Commencement; provided, however, that at no time is the Company required to disclose material nonpublic information to the Buyer or breach any obligation of confidentiality or non-disclosure to a third party or make any disclosure that could cause a waiver of attorney-client privilege.  Except as may be required by law, court order or governmental authority, each party hereto agrees not to disclose any Confidential Information of the other party to any third party and shall not use the Confidential Information of such other party for any purpose other than in connection with, or in furtherance of, the transactions contemplated hereby.  Each party hereto acknowledges that the Confidential Information shall remain the property of the disclosing party and agrees that it shall take all reasonable measures to protect the secrecy of any Confidential Information disclosed by the other party.

5. TRANSFER AGENT INSTRUCTIONS.

All of the Purchase Shares to be issued under this Agreement shall be issued without any restrictive legend unless the Buyer expressly consents otherwise.  The Company shall issue irrevocable instructions to the Transfer Agent, and any subsequent transfer agent, to issue Common Shares in the name of the Buyer for the Purchase Shares (the “Irrevocable Transfer Agent Instructions”).  The Company warrants to the Buyer that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5, will be given by the Company to the Transfer Agent with respect to the Purchase Shares and that the Commitment Shares and the Purchase Shares shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the Registration Rights Agreement.

6.	CONDITIONS TO THE COMPANY’S RIGHT TO COMMENCE
SALES OF COMMON SHARES UNDER THIS AGREEMENT.

The right of the Company hereunder to commence sales of the Purchase Shares is subject to the satisfaction of each of the following conditions on or before the Commencement Date (the date that the Company may begin sales of Purchase Shares):

(a) The Buyer shall have executed each of the Transaction Documents and delivered the same to the Company;

(b) The representations and warranties of the Buyer shall be true and correct as of the Commencement Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct in all material respects as of such specific date) and the Buyer shall have performed, satisfied and complied in all material respects with the covenants and agreements required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Commencement Date; and

(c) The Prospectus Supplement shall have been delivered to the Buyer and no stop order with respect to the registration statement covering the sale of shares to the Buyer shall be pending or, to the knowledge of the Company, threatened by the SEC.

7.	CONDITIONS TO THE BUYER’S OBLIGATION TO MAKE PURCHASES OF SHARES OF COMMON SHARES.

The obligation of the Buyer to buy Purchase Shares under this Agreement is subject to the satisfaction of each of the following conditions on or before the Commencement Date (the date that the Company may begin sales of Purchase Shares) and once such conditions have been initially satisfied, there shall not be any ongoing obligation to satisfy such conditions after the Commencement has occurred:

(a) The Company shall have executed each of the Transaction Documents and delivered the same to the Buyer;

 (b) The Company shall have received all approvals and authorizations as necessary and applicable by the TSX and the U.S. Exchange to issue the shares hereunder;

(c) The Common Shares shall be authorized for quotation on the U.S. Exchange, trading in the Common Shares shall not have been within the last 365 days suspended by the SEC or the U.S. Exchange, other than a general halt in trading in the Common Shares by the U.S. Exchange under halt codes indicating pending or released material news, and the Securities shall be approved for listing upon the U.S. Exchange;

(d) The Buyer shall have received opinions of the Company’s Canadian and United States legal counsel, each dated as of the Commencement Date and in customary form and substance;

(e) The representations and warranties of the Company shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 3 above, in which case, such representations and warranties shall be true and correct without further qualification) as of the date of this Agreement and as of the Commencement Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct in all material respects as of such specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Commencement Date.  The Buyer shall have received a certificate, executed by the CEO, President or CFO of the Company, dated as of the Commencement Date, to the foregoing effect in the form attached hereto as Exhibit A;

(f) The Board of Directors of the Company or a duly authorized committee thereof shall have adopted resolutions substantially in the form attached hereto as Exhibit B which shall be in full force and effect without any amendment or supplement thereto as of the Commencement Date;

(g) As of the Commencement Date, the Company shall have reserved out of its authorized and unissued Common shares the Purchase Shares solely for the purpose of effecting future purchases of Purchase Shares hereunder;

(h) The Irrevocable Transfer Agent Instructions, in form acceptable to the Buyer shall have been delivered to and acknowledged in writing by the Company and the Buyer and have been delivered to the Transfer Agent;

(i) The Company shall have delivered to the Buyer a certificate evidencing the incorporation and good standing of the Company under the laws of Ontario issued by the Ministry of Government Services (Ontario) as of a date within ten (10) Business Days of the Commencement Date;

(j) [Intentionally Omitted.];

(k) The Company shall have delivered to the Buyer a secretary’s certificate executed by the Secretary of the Company, dated as of the Commencement Date, in the form attached hereto as Exhibit C;

(l) The Shelf Registration Statement shall have been declared effective under the 1933 Act by the SEC and no stop order with respect thereto shall be pending or, to the knowledge of the Company, threatened by the SEC.  The Company shall have prepared and delivered to the Buyer a final and complete form of Prospectus Supplement, dated and current as of the Commencement Date, to be used in connection with any issuances of any Commitment Shares or any Purchase Shares to the Buyer, and to be filed by the Company within two (2) Business Days after the Commencement Date pursuant to Rule 424(b).  The Company shall have made all filings under all applicable federal and state securities laws necessary to consummate the issuance of the Commitment Shares and the Purchase Shares pursuant to this Agreement in compliance with such laws;

(m) No Event of Default has occurred and is continuing, or any event which, after notice and/or lapse of time, would become an Event of Default has occurred;

(n) On or prior to the Commencement Date, the Company shall  take all necessary action, if any, and such actions as reasonably requested by the Buyer, in order to render inapplicable any control share acquisition, business combination, stockholder rights plan or poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Certificate of Incorporation or the laws of the jurisdiction of its incorporation that is or could become applicable to the Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Securities and the Buyer's ownership of the Securities; and

(o) The Company shall have provided the Buyer with the information reasonably requested by the Buyer in connection with its due diligence requests made prior to, or in connection with, the Commencement, in accordance with the terms of Section 4(f) hereof.

8.	INDEMNIFICATION.

In consideration of the Buyer’s execution and delivery of the Transaction Documents and acquiring the Securities hereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless the Buyer and all of its affiliates, members, officers, directors, and employees, and any of the foregoing person’s agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all third party actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, or (c) any cause of action, suit or claim brought or made against such Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or  document contemplated hereby or thereby, other than with respect to Indemnified Liabilities which directly and primarily result from (A) a breach of any of the Buyer’s representations and warranties, covenants or agreements contained in this Agreement, or (B) the gross negligence, bad faith or willful misconduct of the Buyer or any other Indemnitee.  To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

9. EVENTS OF DEFAULT.

An “Event of Default” shall be deemed to have occurred at any time as any of the following events occurs:

(a) during any period in which the effectiveness of any registration statement is required to be maintained pursuant to the terms of the Registration Rights Agreement, the effectiveness of such registration statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to the Company for sale of all of the Registrable Securities (as defined in the Registration Rights Agreement) to the Buyer in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of ten (10) consecutive Business Days or for more than an aggregate of sixty (60) Business Days in any 365-day period, which is not in connection with a post-effective amendment to any such registration statement or the filing of a new registration statement; provided, however, that in connection with any post-effective amendment to such registration statement or filing of a new registration statement that is required to be declared effective by the SEC, such lapse or unavailability may continue for a period of no more than sixty (60) consecutive Business Days, which such period shall be extended for an additional thirty (30) Business Days if the Company receives a comment letter from the SEC in connection therewith;

(b) the suspension from trading or failure of the Common Shares to be listed on the U.S. Exchange for a period of three (3) consecutive Business Days;

(c) the delisting of the Common Shares from the Nasdaq Capital Market, if the Common Shares are not immediately thereafter trading on the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, or the Nasdaq Global Market;

 (d) the failure for any reason by the Transfer Agent to issue Purchase Shares to the Buyer within five (5) Business Days after the applicable payment has been made by the Buyer to the Company;

(e) the Company’s breach of any representation or warranty (as of the dates made), covenant or other term or condition under any Transaction Document if such breach would reasonably be expected to have a Material Adverse Effect and except, in the case of a breach of a covenant which is reasonably curable, only if such breach continues uncured for a period of at least five (5) Business Days;

(f) if any Person commences a proceeding against the Company pursuant to or within the meaning of any Bankruptcy Law;

(g) if the Company pursuant to or within the meaning of any Bankruptcy Law; (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a Custodian of it or for all or substantially all of its property, (D) makes a general assignment for the benefit of its creditors or (E) becomes insolvent;

(h) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company in an involuntary case, (B) appoints a Custodian of the Company or for all or substantially all of its property, or (C) orders the liquidation of the Company or any Subsidiary; or

(i) if at any time after the Commencement Date, the Exchange Cap is reached unless and until shareholder approval is obtained pursuant to Section 1(h) hereof.  The Exchange Cap shall be deemed to be reached at such time if, upon submission of a Purchase Notice or VWAP Purchase Notice under this Agreement, the issuance of such number of Common Shares would exceed the number of Common Shares which the Company may issue under this Agreement without breaching the Company’s obligations under the rules or regulations of the Exchanges.

In addition to any other rights and remedies under applicable law and this Agreement, including the Buyer termination rights under Section 11(k) hereof, so long as an Event of Default has occurred and is continuing, or if any event which, after notice and/or lapse of time, would become an Event of Default, has occurred and is continuing, or so long as the Closing Sale Price is below the Floor Price, the Company may not require and the Buyer shall not be obligated to purchase any Common Shares under this Agreement.  If pursuant to or within the meaning of any Bankruptcy Law, the Company commences a voluntary case or any Person commences a proceeding against the Company, a Custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors, (any of which would be an Event of Default as described in Sections 9(f), 9(g) and 9(h) hereof) this Agreement shall automatically terminate without any liability or payment to the Company without further action or notice by any Person.  No such termination of this Agreement under Section 11(k)(i) shall affect the Company’s or the Buyer’s obligations under this Agreement with respect to pending purchases and the Company and the Buyer shall complete their respective obligations with respect to any pending purchases under this Agreement.

10. CERTAIN DEFINED TERMS.

For purposes of this Agreement, the following terms shall have the following meanings:

(a) “1933 Act” means the Securities Act of 1933, as amended.

(b) “Available Amount” means initially Thirty-Five Million Dollars ($35,000,000) in the aggregate which amount shall be reduced by the Purchase Amount each time the Buyer purchases Common Shares pursuant to Section 1 hereof.

 (c) “Bankruptcy Law” means Title 11, U.S. Code, or any similar Canadian, U.S. federal or state or foreign law for the relief of debtors.

(d) “Business Day” means any day on which the U.S. Exchange is open for trading during normal trading hours (i.e., 9:30 a.m. to 4:00 p.m. Eastern Time), including any day on which the U.S. Exchange is open for trading for a period of time less than the customary time.

(e) “Closing Sale Price” means the last closing trade price for the Common Shares on the U.S. Exchange as reported by the U.S. Exchange.

 (f) “Confidential Information” means any information disclosed by either party to the other party, either directly or indirectly, in writing, orally or by inspection of tangible objects (including, without limitation, documents, prototypes, samples, plant and equipment), which is designated as "Confidential," "Proprietary" or some similar designation. Information communicated orally shall be considered Confidential Information if such information is expressly identified as Confidential Information at the time of such initial disclosure and confirmed in writing as being Confidential Information within ten (10) Business Days after the initial disclosure. Confidential Information may also include information disclosed to a disclosing party by third parties. Confidential Information shall not, however, include any information which (i) was publicly known and made generally available in the public domain prior to the time of disclosure by the disclosing party; (ii) becomes publicly known and made generally available after disclosure by the disclosing party to the receiving party through no action or inaction of the receiving party; (iii) is already in the possession of the receiving party at the time of disclosure by the disclosing party as shown by the receiving party’s files and records immediately prior to the time of disclosure; (iv) is obtained by the receiving party from a third party without a breach of such third party’s obligations of confidentiality; (v) is independently developed by the receiving party without use of or reference to the disclosing party’s Confidential Information, as shown by documents and other competent evidence in the receiving party’s possession; or (vi) is required by law to be disclosed by the receiving party, provided that the receiving party gives the disclosing party prompt written notice of such requirement prior to such disclosure and assistance in obtaining an order protecting the information from public disclosure.

(g) “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

(h) “Exchanges” means the U.S. Exchange and the TSX;

(i) “Maturity Date” means the date that is thirty (30) months from the Commencement Date.

(j) “Person” means an individual or entity including any limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(k) “Purchase Amount” means, with respect to any particular purchase made hereunder, the portion of the Available Amount to be purchased by the Buyer pursuant to Section 1 hereof as set forth in a valid Purchase Notice or VWAP Purchase Notice which the Company delivers to the Buyer.

(l) “Purchase Date” means, with respect to any Regular Purchase made hereunder, the Business Day of receipt by the Buyer of a valid Purchase Notice that the Buyer is to buy Purchase Shares pursuant to Section 1(b) hereof.

 (m) “Purchase Notice” shall mean an irrevocable written notice from the Company to the Buyer directing the Buyer to buy Purchase Shares pursuant to Section 1(b) hereof as specified by the Company therein at the applicable Purchase Price on the Purchase Date.

(n)  “Purchase Price” means the lesser of (i) the lowest Sale Price of the Common Shares on the Purchase Date or (ii) the arithmetic average of the three (3) lowest Closing Sale Prices for the Common Shares during the ten (10) consecutive Business Days ending on the Business Day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

(o) “Sale Price” means any trade price for the Common Shares on the U.S. Exchange during normal trading hours, as reported by the U.S. Exchange.

(p) “SEC” means the United States Securities and Exchange Commission.

(q) “Transfer Agent” means the transfer agent of the Company as set forth in Section 11(f) hereof or such other person who is then serving as the transfer agent for the Company in respect of the Common Shares.

(r) “TSX” means the Toronto Stock Exchange.

(s) “TSX VWAP” means the volume weighted average trading price of the Common Shares, calculated by dividing the total value by the total volume of common shares traded for the relevant period on the TSX, or on the Nasdaq Capital Market if the majority of the trading volume and value of the Common Shares occurred on the Nasdaq Capital Market during the relevant period.

(t) “U.S. Exchange” means the NASDAQ Capital Market; provided however, that in the event the Company’s Common Shares are ever listed or traded on the New York Stock Exchange, the NYSE MKT, the Nasdaq Global Select Market, or the Nasdaq Global Market, then the “U.S. Exchange” shall mean such other market or exchange on which the Company’s Common Shares are then listed or traded.

(u) “VWAP Minimum Price Threshold” means, with respect to any particular VWAP Purchase Notice, the Sale Price on the VWAP Purchase Date equal to the greater of (i) 80% of the Closing Sale Price on the Business Day immediately preceding the VWAP Purchase Date or (ii) such higher price as set forth by the Company in the VWAP Purchase Notice.

(v) “VWAP Purchase Amount” means, with respect to any particular VWAP Purchase Notice, the portion of the Available Amount to be purchased by the Buyer pursuant to Section 1(c) hereof pursuant to a valid VWAP Purchase Notice which requires the Buyer to buy the VWAP Purchase Share Percentage of the aggregate shares traded on the U.S. Exchange during normal trading hours on the VWAP Purchase Date up to the VWAP Purchase Share Volume Maximum, subject to the VWAP Minimum Price Threshold.

(w) “VWAP Purchase Date” means, with respect to any VWAP Purchase made hereunder, the Business Day following the receipt by the Buyer of a valid VWAP Purchase Notice that the Buyer is to buy Purchase Shares pursuant to Section 1(c) hereof.

(x) “VWAP Purchase Notice” shall mean an irrevocable written notice from the Company to the Buyer directing the Buyer to buy Purchase Shares on the VWAP Purchase Date pursuant to Section 1(c) hereof as specified by the Company therein at the applicable VWAP Purchase Price with the applicable VWAP Purchase Share Percentage specified therein.

(y) “VWAP Purchase Share Percentage” means, with respect to any particular VWAP Purchase Notice pursuant to Section 1(c) hereof, the percentage set forth in the VWAP Purchase Notice which the Buyer will be required to buy as a specified percentage of the aggregate shares traded on the U.S. Exchange during normal trading hours up to the VWAP Purchase Share Volume Maximum on the VWAP Purchase Date subject to Section 1(c) hereof but in no event shall this percentage exceed thirty percent (30%) of such VWAP Purchase Date’s share trading volume of the Common Shares on the U.S. Exchange during normal trading hours.

(z)  “VWAP Purchase Price” means the lesser of (i) the Closing Sale Price on the VWAP Purchase Date; or (ii) ninety-seven percent (97%) of volume weighted average price for the Common Shares traded on the U.S. Exchange during normal trading hours on (A) the VWAP Purchase Date if the aggregate shares traded on the U.S. Exchange on the VWAP Purchase Date have not exceeded the VWAP Purchase Share Volume Maximum and the Sale Price of Common Shares has not fallen below the VWAP Minimum Price Threshold (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction), or (B) the portion of the VWAP Purchase Date until such time as the sooner to occur of (1) the time at which the aggregate shares traded on the U.S. Exchange has exceeded the VWAP Purchase Share Volume Maximum, or (2) the time at which the Sale Price of Common Shares falls below the VWAP Minimum Price Threshold (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

(aa)  “VWAP Purchase Share Estimate” means the number of shares of Common Shares that the Company has in its sole discretion estimated in connection with a VWAP Purchase Notice pursuant to Section 1(c) hereof (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).  The VWAP Purchase Share Estimate shall not be greater than 250,000 shares unless the Buyer and the Company mutually agree.

(bb)  “VWAP Purchase Share Volume Maximum” means a number of shares of Common Shares traded on the U.S. Exchange during normal trading hours on the VWAP Purchase Date equal to: (i) the VWAP Purchase Share Estimate, divided by (ii) the VWAP Purchase Share Percentage (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

11. MISCELLANEOUS.

(a) Governing Law; Jurisdiction; Jury Trial.  The corporate laws of the Province of Ontario shall govern all issues concerning the relative rights of the Company and its shareholders.  All other questions concerning the construction, validity, enforcement and interpretation of this Agreement and the other Transaction Documents shall be governed by the internal laws of the State of Illinois, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Illinois or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Illinois.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of Chicago, for the adjudication of any dispute hereunder or under the other Transaction Documents or in connection herewith or therewith, or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b) Counterparts.  This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf (or other electronic reproduction) signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction) signature.

(c) Headings.  The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d) Severability.  If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(e) Entire Agreement.  This Agreement and the Registration Rights Agreement supersede all other prior oral or written agreements between the Buyer, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters.  Each of the Company and the Buyer acknowledges and agrees that it has not relied on, in any manner whatsoever, any representations or statements, written or oral, other than as expressly set forth in this Agreement.  The Buyer and the Company agree that that certain Common Stock Purchase Agreement, dated as of August 29, 2019 by and between the Company and the Buyer is hereby terminated as of the date hereof.

(f) Notices.  Any notices, consents or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) upon receipt, when sent by electronic message (provided the recipient responds to the message and confirmation of both electronic messages are kept on file by the sending party); or (iv) one (1) Business Day after timely deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Titan Medical Inc.
155 University Avenue, Suite 750
Toronto, Ontario M5H 3B7 Canada
Telephone:	416-548-7522
Attention:	Stephen Randall
Email:	Stephen@titanmedicalinc.com

With a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP
Bay Adelaide Centre, East Tower, 22 Adelaide St. W
Toronto, ON, Canada M5H 4E3
Telephone:	416-367-6577
Attention:	Manoj Pundit
Email:	mpundit@blg.com

If to the Buyer:

Aspire Capital Fund, LLC
155 North Wacker Drive, Suite 1600
Chicago, IL 60606
Telephone:	312-658-0400
Facsimile:	312-658-4005
Attention:	Steven G. Martin
Email:	smartin@aspirecapital.com

With a copy to (which shall not constitute delivery to the Buyer):

Morrison & Foerster LLP
2000 Pennsylvania Avenue, NW, Suite 6000
Washington, DC 20006
Telephone:	202-778-1611
Facsimile:	202-887-0763
Attention:	Martin P. Dunn, Esq.
Email:	mdunn@mofo.com

If to the Transfer Agent:

Computershare Company
100 University Avenue
Toronto, Ontario M5J 2Y1
Telephone:	416-263-9535
Attention:	Arlene Agnew
Email:	Arlene.Agnew@computershare.com

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party at least one (1) Business Day prior to the effectiveness of such change.  Written confirmation of receipt (A) given by the recipient of such notice, consent or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, and recipient facsimile number, (C) electronically generated by the sender’s electronic mail containing the time, date and recipient email address or (D) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of receipt in accordance with clause (i), (ii), (iii) or (iv) above, respectively.

(g) Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.  The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Buyer, including by merger or consolidation; provided, however, that any transaction, whether by merger, reorganization, restructuring, consolidation, financing or otherwise, whereby the Company remains the surviving entity immediately after such transaction shall not be deemed a succession or assignment.  The Buyer may not assign its rights or obligations under this Agreement.

(h) No Third Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(i) Publicity.  The Buyer shall have the right to approve before issuance any press release, SEC filing or any other public disclosure made by or on behalf of the Company whatsoever with respect to, in any manner, the Buyer, its purchases hereunder or any aspect of this Agreement or the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of the Buyer, to make any press release or other public disclosure (including any filings with the SEC or with Canadian securities regulatory authorities) with respect to such transactions as is required by applicable law and regulations so long as the Company and its counsel consult with the Buyer in connection with any such press release or other public disclosure at least one (1) Business Day prior to its release; provided, however, that the Company’s obligations pursuant to this Section 11(i) shall not apply if the material provisions of such press release, SEC filing, or other public disclosure previously has been publicly disclosed by the Company in accordance with this Section 11(i).  The Buyer must be provided with a copy thereof at least one (1) Business Day prior to any release or use by the Company thereof.

(j) Further Assurances.  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k) Termination.  This Agreement may be terminated only as follows:

(i) By the Buyer any time an Event of Default exists without any liability or payment to the Company.  However, if pursuant to or within the meaning of any Bankruptcy Law, the Company commences a voluntary case or any Person commences a proceeding against the Company, a Custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors, (any of which would be an Event of Default as described in Sections 9(f), 9(g) and 9(h) hereof) this Agreement shall automatically terminate without any liability or payment to the Company without further action or notice by any Person.  No such termination of this Agreement under this Section 11(k)(i) shall affect the Company’s or the Buyer’s obligations under this Agreement with respect to pending purchases and the Company and the Buyer shall complete their respective obligations with respect to any pending purchases under this Agreement.

(ii) In the event that the Commencement shall not have occurred the Company shall have the option to terminate this Agreement for any reason or for no reason without any liability whatsoever of either party to the other party under this Agreement.

(iii) In the event that the Commencement shall not have occurred within ten (10) Business Days of the date of this Agreement, due to the failure to satisfy any of the conditions set forth in Sections 6 and 7 above with respect to the Commencement, either party shall have the option to terminate this Agreement at the close of business on such date or thereafter without liability of either party to any other party; provided, however, that the right to terminate this Agreement under this Section 11(k)(iii) shall not be available to either party if such failure to satisfy any of the conditions set forth in Sections 6 and 7 is the result of a breach of this Agreement by such party or the failure of any representation or warranty of such party included in this Agreement to be true and correct in all material respects.

(iv)  At any time after the Commencement Date, the Company shall have the option to terminate this Agreement for any reason or for no reason by delivering notice (a “Company Termination Notice”) to the Buyer electing to terminate this Agreement without any liability whatsoever of either party to the other party under this Agreement.  The Company Termination Notice shall not be effective until one (1) Business Day after it has been received by the Buyer.

(v) This Agreement shall automatically terminate on the date that the Company sells and the Buyer purchases the full Available Amount as provided herein, without any action or notice on the part of any party and without any liability whatsoever of any party to any other party under this Agreement.

(vi) If by the Maturity Date for any reason or for no reason the full Available Amount under this Agreement has not been purchased as provided for in Section 1 of this Agreement, this Agreement shall automatically terminate on the Maturity Date, without any action or notice on the part of any party and without any liability whatsoever of any party to any other party under this Agreement.

Except as set forth in Sections 11(k)(i) (in respect of an Event of Default under Sections 9(f), 9(g) and 9(h)), 11(k)(v) and 11(k)(vi), any termination of this Agreement pursuant to this Section 11(k) shall be effected by written notice from the Company to the Buyer, or the Buyer to the Company, as the case may be, setting forth the basis for the termination hereof.  The representations and warranties of the Company and the Buyer contained in Sections 2, 3 and 5 hereof, the indemnification provisions set forth in Section 8 hereof and the agreements and covenants set forth in Sections 4(e) and 11, shall survive the Commencement and any termination of this Agreement.  No termination of this Agreement shall affect the Company’s or the Buyer’s rights or obligations (i) under the Registration Rights Agreement which shall survive any such termination in accordance with its terms or (ii) under this Agreement with respect to pending purchases and the Company and the Buyer shall complete their respective obligations with respect to any pending purchases under this Agreement.

(l) No Financial Advisor, Placement Agent, Broker or Finder.  Other than as disclosed in the Prospectus Supplement, the Company represents and warrants to the Buyer that it has not engaged any financial advisor, placement agent, broker or finder in connection with the transactions contemplated hereby.  The Buyer represents and warrants to the Company that it has not engaged any financial advisor, placement agent, broker or finder in connection with the transactions contemplated hereby.  Each party shall be responsible for the payment of any fees or commissions, if any, of any financial advisor, placement agent, broker or finder engaged by such party relating to or arising out of the transactions contemplated hereby.  Each party shall pay, and hold the other party harmless against, any liability, loss or expense (including, without limitation, attorneys' fees and out of pocket expenses) arising in connection with any such claim.

(m) No Strict Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

 (n) Failure or Indulgence Not Waiver.  No failure or delay in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

*     *     *     *     *

IN WITNESS WHEREOF, the Buyer and the Company have caused this Common Share Purchase Agreement to be duly executed as of the date first written above.

THE COMPANY:

TITAN MEDICAL INC.

 By:______________________
Name:  David McNally
Title:  President and CEO

BUYER:

ASPIRE CAPITAL FUND, LLC
 BY: ASPIRE CAPITAL PARTNERS, LLC
 BY: SGM HOLDINGS CORP.

By:_______________________
Name:  Steven G. Martin
Title:  President

 SCHEDULES

Schedule 3(a)	Subsidiaries
Schedule 3(c)	Capitalization
Schedule 3(e)	Conflicts
Schedule 3(f)	1934 Act Filings
Schedule 3(g)	Material Changes
Schedule 3(h)	Litigation
Schedule 3(j)	Intellectual Property
Schedule 3(l)	Title
Schedule 3(p)	Transactions with Affiliates

 EXHIBITS
Exhibit A	Form of Officer’s Certificate
Exhibit B	Form of Resolutions of Board of Directors of the Company
Exhibit C	Form of Secretary’s Certificate

DISCLOSURE SCHEDULES

Schedule 3(a) – Subsidiaries

None.

Schedule 3(c) – Capitalization

(i)	Nothing to disclose.

(ii)	Nothing to disclose.

(iii)	The Company has i) granted 1,715,079 options to purchase Common Shares, ii) issued 21,203,411 warrants to purchase Common Shares, and iii) issued 1,324,626 broker warrants to purchase Common Shares.

(iv)	Nothing to disclose.

(v)	Nothing to disclose.

(vi)
On March 18, 2019 the Company filed a short form prospectus for a unit offering (the “March 2019 Offering”). Each unit at US$3.40 per unit consisted of one Common Share and one common share purchase warrant. Each warrant has an exercise price of US$4.00 per unit. Each warrant expires 60 months from the date of issue. The warrant indenture in respect of this offering also provides ratchet anti-dilution protection upon the issuance of Common Shares, securities convertible into Common Shares or certain other issuances at a price below the then-existing exercise price of the warrants with certain exceptions and subject to a floor of US$3.95, being the five-day volume weighted price of Common Shares on the TSX on March 5, 2019. Holders of the warrants are entitled to a "cashless exercise" option if, at any time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the Common Shares underlying the warrants. The "cashless exercise" option entitles the holders of the warrants to elect to receive fewer Common Shares without paying the cash exercise price. The number of shares to be issued would be determined by a formula based on the total number of shares with respect to which the warrant is being exercised, the market price per Common Share at the time of exercise and the applicable exercise price of the warrants issued in the offering.

On August 7, 2018 the Company filed a short form prospectus for a unit offering (the “August 2018 Offering”). Each unit at US$2.50 per unit consisted of one common share and one common share purchase warrant. Each warrant has an exercise price of US$3.20 per unit. Each warrant expires 60 months from the date of issue. Each warrant had terms similar to the terms set out with respect to the March 2019 Offering.

(vii)	Nothing to disclose.
Schedule 3(e) – Conflicts

None.

Schedule 3(f) – 1934 Act Filings

None.

Schedule 3(g) – Material Changes

The future success of the Company is substantially dependent on funding its research and development program and maintaining the support of its research and development and manufacturing service providers. During the third quarter of 2019, the Company was unsuccessful in securing sufficient capital to maintain product development and regulatory activities at a pace that would allow accomplishment of its previously stated milestones. As a result, on October 15, 2019, the Company announced that it had withdrawn all forward-looking statements included in its continuous disclosure documents with respect to the cost and timing of the development of its robotic surgical system beyond the fourth quarter of 2019. On November 7, 2019, the Company announced that it had determined not to proceed with the public offering of units of the Company for which it filed a final short form prospectus on October 31, 2019.

Schedule 3(h) – Litigation
On October 4, 2019, the Company received a demand letter from attorneys engaged by a service provider demanding payment for all amounts the service provider believes it is owed by the Company, being US $2,902,916 (the “Service Provider Demand Letter”). On October 11, 2019, the Company issued a response letter to the Service Provider Demand Letter declining the terms of the demands set out in the Service Provider Demand Letter (the “Company Response Letter”). Pursuant to the Company Response Letter, the Company has requested that the service provider cease all work on behalf of the Company.
On October 24, 2019, the Company was served with a summons for civil action by the Service Provider, indicating that the Service Provider has initiated a civil claim against the Company in the United States (the “Civil Claim”). The Civil Claim alleges that the Company has not paid the amounts owed under several invoices and the claim further alleges that the invoices total approximately US $5.0 million. The Company disputes the allegations set out in the Civil Claim and on December 5, 2019 the Company answered and asserted numerous defenses to the Service Provider’s claims. In addition, the Company asserted counterclaims for damages against the Service Provider based on the Service Provider’s failure to comply with its obligations under the parties’ agreements. Although the outcome of the Civil Claim cannot be predicted, at a minimum, the Company does not expect that it will be responsible for the amounts set out in the Civil Claim. There is no assurance that the Company will be successful in defending against the Civil Claim or in its counterclaims against the Service Provider.

Schedule 3(j) – Intellectual Property

None.

Schedule 3(l) – Title

None.

Schedule 3(p) – Transactions with Affiliates

None.

EXHIBIT A

FORM OF OFFICER’S CERTIFICATE

This Officer’s Certificate (“Certificate”) is being delivered pursuant to Section 7(e) of that certain Common Share Purchase Agreement dated as of December 20, 2019 (the “Common Share Purchase Agreement”), by and between TITAN MEDICAL INC., a corporation organized under the laws of Ontario (the “Company”), and ASPIRE CAPITAL FUND, LLC, an Illinois limited liability company (the “Buyer”).  Terms used herein and not otherwise defined shall have the meanings ascribed to them in the Common Share Purchase Agreement.

The undersigned, David McNally, President and CEO of the Company, hereby certifies as follows:

1. I am the President and CEO of the Company and make the statements contained in this Certificate in my capacity as such;

2. The representations and warranties of the Company are true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 3 of the Common Share Purchase Agreement, in which case, such representations and warranties are true and correct without further qualification) as of the date when made and as of the Commencement Date as though made at that time (except for representations and warranties that speak as of a specific date);

3. The Company has performed, satisfied and complied in all material respects with covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Commencement Date.

4. The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any Bankruptcy Law nor does the Company or any of its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy or insolvency proceedings. The Company is financially solvent and is generally able to pay its debts as they become due.

IN WITNESS WHEREOF, I have hereunder signed my name on this 23rd day of December, 2019.

      ______________________
 Name: David McNally
 Title: President and CEO

The undersigned as Secretary of Titan Medical Inc., a corporation organized under the laws of Ontario, hereby certifies that David McNally is the duly elected, appointed, qualified and acting President and CEO of TITAN MEDICAL INC. and that the signature appearing above is his/her genuine signature.

___________________________________
Secretary

EXHIBIT B

FORM OF COMPANY RESOLUTIONS
FOR SIGNING PURCHASE AGREEMENT

 WHEREAS, management has reviewed with the Board of Directors the background, terms and conditions of the transactions subject to the proposed Common Share Purchase Agreement (the “Purchase Agreement”) by and between the Company and Aspire Capital Fund, LLC (“Aspire Capital”), including all materials terms and conditions of the transactions subject thereto, providing for the purchase by Aspire Capital of up to Thirty-Five Million Dollars ($35,000,000) of the Company’s common shares, without par value (the “Common Shares”);
 WHEREAS, after careful consideration of the Purchase Agreement, the documents incident thereto and other factors deemed relevant by the Board of Directors, the Board of Directors has determined that it is advisable and in the best interests of the Company to engage in the transactions contemplated by the Purchase Agreement (the “Offering”), including, but not limited to, the issuance of 973,000  Common Shares to Aspire Capital as a commitment fee (the “Commitment Shares”) and the sale of additional Common Shares to Aspire Capital up to the available amount under the Purchase Agreement (the “Purchase Shares”, and together with the Commitment Shares, the “Aspire Shares”);
WHEREAS on July 30, 2019, the Company filed a base shelf prospectus (the “Shelf Prospectus”) with the United States Securities and Exchange Commission (the “SEC”) for the offering of up to US$125,000,000 Common Shares, warrants or units of the Company, and such registration statement was declared effective by the SEC on August 2, 2019 (the “Registration Statement”);
WHEREAS the Company intends to file with the SEC a prospectus supplement (the “Prospectus Supplement”) to the Shelf  Prospectus qualifying the offer and sale of Common Shares having an aggregate offering price of up to US$[●] (including the Commitment Shares), a draft of which has been provided to the board of directors of the Company (the “Board”);
WHEREAS the Company will be required to execute and deliver certain agreements and documents to complete the transactions contemplated hereby;
WHEREAS the Company proposes to list the Common Shares on the Toronto Stock Exchange and the NASDAQ Capital Market (“NASDAQ”);

Transaction Documents
IT IS RESOLVED, that the Company be and it hereby is authorized to execute the Purchase Agreement providing for the purchase of common shares of the Company having an aggregate value of up to $35,000,000 and the issuance of the Commitment Shares having an aggregate value of $[●];
IT IS RESOLVED, that the terms and provisions of the Form of Transfer Agent Instructions (the “Instructions”) are hereby approved and the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer (the “Authorized Officers”) are authorized to execute and deliver the Instructions (pursuant to the terms of the Purchase Agreement), with such amendments, changes, additions and deletions as the Authorized Officers may deem appropriate and approve on behalf of, the Company, such approval to be conclusively evidenced by the signature of an Authorized Officer thereon;

Issuance of Common Shares
IT IS RESOLVED, that the Company is hereby authorized to issue the Commitment Shares to Aspire Capital and that upon issuance of the Commitment Shares pursuant to the Purchase Agreement, the Commitment Shares shall be duly authorized, validly issued, fully paid and non-assessable;
IT IS RESOLVED, that the Company is hereby authorized to issue Common Shares upon the purchase of Purchase Shares up to the available amount under the Purchase Agreement in accordance with the terms of the Purchase Agreement and that, upon issuance of the Purchase Shares pursuant to the Purchase Agreement, the Purchase Shares will be duly authorized, validly issued, fully paid and non-assessable;
Listing of Shares on the Exchanges
IT IS RESOLVED, that the officers of the Company with the assistance of counsel be, and each of them hereby is, authorized and directed to take all necessary steps and do all other things necessary and appropriate to effect the listing of the Aspire Shares on the NASDAQ and the Toronto Stock Exchange;

Prospectus Supplement
IT IS RESOLVED to authorize and approve the Prospectus Supplement, substantially in the forms provided to the Board, subject to such amendments, changes, additions and deletions as any director or officer of the Company may approve;

IT IS RESOLVED to authorize any director or officer of the Company to file or cause to be filed the Prospectus Supplement with the SEC and to file all such other documents and supporting material and to execute and deliver all such documents and instruments and to do all such other acts and things as in the opinion of any such director or officer may be necessary or desirable to give full effect to this resolution;

Press Release
IT IS RESOLVED to authorize the Company to issue, when appropriate, a press release announcing the Offering (the “Press Release”);

IT IS RESOLVED to authorize any officer or director to approve the Press Release;

General
IT IS RESOLVED, that, without limiting the foregoing, the Authorized Officers are, and each of them hereby is, authorized and directed to proceed on behalf of the Company and to take all such steps as deemed necessary or appropriate, with the advice and assistance of counsel, to cause the Company to consummate the agreements referred to herein and to perform its obligations under such agreements; and

IT IS RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed on behalf of and in the name of the Company, to take or cause to be taken all such further actions and to execute and deliver or cause to be executed and delivered all such further agreements, amendments, documents, certificates, reports, schedules, applications, notices, letters and undertakings and to incur and pay all such fees and expenses as in their judgment shall be necessary, proper or desirable to carry into effect the purpose and intent of any and all of the foregoing resolutions, and that all actions heretofore taken by any officer or director of the Company in connection with the transactions contemplated by the agreements described herein are hereby approved, ratified and confirmed in all respects;

IT IS RESOLVED, that any and all actions heretofore or hereinafter taken on behalf of the Company by any of said persons or entities within the terms of the foregoing resolutions are hereby approved, ratified and confirmed in all respects as the acts and deeds of the Company; and

IT IS RESOLVED to approve and ratify any and all acts of any nature previously performed by the directors and officers of the Company in connection with the Offering.

 EXHIBIT C
 FORM OF SECRETARY’S CERTIFICATE

 This Secretary’s Certificate (the “Certificate”) is being delivered pursuant to Section 7(k) of that certain Common Share Purchase Agreement dated as of December 20, 2019 (the “Common Share Purchase Agreement”), by and between TITAN MEDICAL INC., a corporation organized under the laws of Ontario (the “Company”) and ASPIRE CAPITAL FUND, LLC, an Illinois limited liability company (the “Buyer”), pursuant to which the Company may sell to the Buyer up to Thirty-Five Million Dollars ($35,000,000) of the Company’s common shares without par value (the “Common Shares”).  Terms used herein and not otherwise defined shall have the meanings ascribed to them in the Common Share Purchase Agreement.

 The undersigned, Stephen Randall Secretary of the Company, hereby certifies as follows in his capacity as such:

1. I am the Secretary of the Company and make the statements contained in this Secretary’s Certificate.

2. Attached hereto as Exhibit A and Exhibit B are true, correct and complete copies of the Company’s bylaws (“Bylaws”) and Certificate of Incorporation (“Certificate of Incorporation”), respectively, in each case, as amended through the date hereof, and no action has been taken by the Company, its directors, officers or shareholders, in contemplation of the filing of any further amendment relating to or affecting the Bylaws or Articles.

3. Attached hereto as Exhibit C are true, correct and complete copies of the resolutions duly adopted by the Board of Directors of the Company on ____________, 201__.  Such resolutions have not been amended, modified or rescinded and remain in full force and effect and such resolutions are the only resolutions adopted by the Company’s Board of Directors, or any committee thereof, or the shareholders of the Company relating to or affecting (i) the entering into and performance of the Common Share Purchase Agreement, or the issuance, offering and sale of the Purchase Shares and the Commitment Shares and (ii) and the performance of the Company of its obligation under the Transaction Documents as contemplated therein.

4. As of the date hereof, the authorized, issued and reserved capital of the Company is as set forth on Exhibit D hereto.

 IN WITNESS WHEREOF, I have hereunder signed my name on this 23rd day of December, 2019.

                                                           _________________________
      _________________, Secretary

The undersigned as President and CEO of TITAN MEDICAL INC., a corporation organized under the laws of Ontario, hereby certifies that Stephen Randall is the duly elected, appointed, qualified and acting Secretary of TITAN MEDICAL INC., and that the signature appearing above is his/her genuine signature.

_______________________________
                                                                                                     David McNally
                                                                                                     President and CEO